THE EUROPEAN WARRANT FUND, INC.

Minutes of the Annual Meeting of Stockholders

June 27, 2001

Pursuant to notice duly given, the annual meeting of Stockholders of The European Warrant Fund, Inc. (the "Fund"), a Maryland corporation, was held on June 27, 2001, commencing at 8:00 a.m. at the offices of the Fund, 330 Madison Avenue, Floor 12A, New York, New York.

Bernard Spilko, Chairman of the Fund, presided, and Cynthia J. Surprise recorded the minutes. Also present at the meeting were: Lawrence A. Fox, Thomas J. Gibbons, Harvey B. Kaplan, and Antoine Bernheim, members of the Board of Directors; Michael K. Quain, President of the Fund; Craig M. Giunta of the Fund; Thomas M. Majewski of Paul, Weiss, Rifkind, Wharton & Garrison ("Paul Weiss"); Robert Bostwick and Alfred B. Fichera of KPMG LLP ("KPMG"); and Paul J. Jasinski and Jeffrey J. Gaboury, Assistant Treasurers of the Fund. Mr. Spilko appointed Mr. Quain and Ms. Surprise as Tellers for the meeting.

Ms. Surprise reported that there were no Stockholders present at the meeting. She further reported that at the meeting there were represented by proxy 13,205,108.597, or 90.537% of the outstanding Shares of the Fund.

Mr. Spilko announced that a quorum was present and that the meeting was lawfully convened and ready to transact its formal business.

Mr. Jasinski moved that the reading of the Notice of Meeting ("Notice") be waived. Mr. Quain seconded the motion. There was no objection expressed by anyone present and the reading of the Notice was waived.

Mr. Spilko then referred to the following formal documents relating to the meeting presented to him by Ms. Surprise:

* Notice of Meeting
* Proxy Statement
* Form of Proxy
* Affidavit of Management Information Services Corp. of Norwell, Massachusetts ("MIS"), the proxy tabulator, certifying to the mailing of those documents to record Stockholders entitled to vote at the meeting.

Mr. Spilko stated that the next item of business was Proposal 1 as set forth in the Notice and described in the accompanying Proxy Statement: the election of three Directors.

Mr. Jasinski moved that Antoine Bernheim and Martin Vogel be elected as Class I Directors of the Fund, and that Thomas J. Gibbons be elected as Class II Director of the Fund. Mr. Quain seconded the motion. There were no nominations from the floor.

Mr. Quain reported the results of voting on Proposal 1 as follows:

With respect to the election of Antoine Bernheim as a Director of the Fund:

12,970,831.781 shares or 98.226% of votes cast in the affirmative, with 234,276.816 shares or 1.774% withheld;

With respect to the election of Martin Vogel as a Director of the Fund:

11,616,118.144 shares or 87.967% of votes cast in the affirmative, with 1,588,990.453 shares or 12.033% withheld; and

With respect to the election of Thomas J. Gibbons as a Director of the Fund:

12,973,631.144 shares or 98.247% of votes cast in the affirmative, with 231,477.453 shares or 1.753% withheld;

Mr. Spilko announced that the motion carried and declared that Messrs. Bernheim, Vogel, and Gibbons were elected as Directors to hold office for three years and until their successors are elected and qualified.

Mr. Spilko asked if there was any further business to come before the meeting.

Mr. Jasinski moved to delegate approval of the minutes of the meeting to the Directors of the Fund. Mr. Quain seconded the motion. The motion carried without opposition and Mr. Spilko announced that the minutes would be submitted to the Directors for approval.

Next, Mr. Jasinski moved that the meeting be adjourned. Mr. Quain seconded the motion, which carried without opposition. Mr. Spilko declared the meeting adjourned.


Cynthia Surprise
Secretary of the Meeting